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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)*

Dow Jones & Company, Inc.
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                                (Name of Issuer)

Class B Common Stock
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                         (Title of Class of Securities)

260561204
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                                 (CUSIP Number)

Frederic J. Marx, Hemenway & Barnes, 60 State Street, Boston, MA 02109; 617-227-7940
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

August 14, 2001
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 260561204

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      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
         (entities only).

         Roy A. Hammer

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      2. Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)

         (b)

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      3. SEC Use Only

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      4. Source of Funds (See Instructions) Not applicable; ownership acquired by appointment as trustee of trusts.

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      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
         2(d) or 2(e)

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      6. Citizenship or Place of Organization USA

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               7. Sole Voting Power 0
Number of
Shares       -------------------------------------------------------------------
Beneficially
Owned by       8. Shared Voting Power 9,992,291
Each
Reporting    -------------------------------------------------------------------
Person
With           9. Sole Dispositive Power 0

             -------------------------------------------------------------------

              10. Shared Dispositive Power 9,992,291

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      11. Aggregate Amount Beneficially Owned by Each Reporting Person
          See item 8 above

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      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
          Instructions)

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      13. Percent of Class Represented by Amount in Row (11) 47.49%

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      14. Type of Reporting Person (See Instructions)

          OO -Co-trustee

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                                  SCHEDULE 13D
Item 1. Security and Issuer.

        Class B Common Stock, Dow Jones & Company, Inc., World Financial Center, 200 Liberty Street, New York, New York 10007

Item 2. Identity and Background.

        a.  Roy A. Hammer, Esq.
        b.  c/o Hemenway & Barnes, 60 State Street, Boston, MA 02109
        c. Attorney and professional fiduciary at Hemenway & Barnes, 60 State Street, Boston, Massachusetts 02109-1899
        d.  No such conviction
        e.  Not a party to any such proceeding
        f.  United States

Item 3. Source of and Amount of Funds or Other consideration.

        Securities were not purchased. The undersigned acquired the shares in his capacity as co-trustee upon being appointed a co-trustee for trusts holding the shares.

Item 4. Purpose of Transaction.

        The undersigned was appointed to fill vacancies in trusteeships with no objective other than to carry out the terms of the respective trusts. There are no plans or proposals as described in (a)-(j) of the instructions to Item 4. Securities of the issuer may from time to time be acquired or disposed of in the ordinary course of carrying out the terms of the several trusts.

Item 5. Interest in Securities of the Issuer.

        a.  See items 11 and 13 of the cover page.

        b. (1) The undersigned shares the voting and dispositive power as a co-trustee over 9,992,291 shares of the issuer's stock with the following persons:

                 (A) With Lawrence T. Perera and Christopher Bancroft over 3,477,000 shares of stock;
                 (B) With Jane C. MacElree and Michael B. Elefante over 1,572,307 shares of stock;
                 (C) With Ann C. Bartram and Steven Bartram over 71,584 shares of stock;
                 (D)   With Kurt F. Somerville over 6,800 shares of stock;


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                 (E)   With Bayne Stevenson, Elizabeth Steele and Rhoderick B.
                       MacLeod over 1,371,368 shares of stock;
                 (F) With Martha S. Robes, Jean B. Stevenson, Elizabeth Steele and Rhoderick B. MacLeod over 8,500 shares of stock;
                 (G) With Timothy F. Fidgeon, Heidi Cox, and Jessie B. Hill over 256,333 shares of stock;
                 (H) With Michael J. Puzo, Jane C. MacElree, William C. Cox, Jr. and Martha W. Cox over 24,700 shares of stock;
                 (I)   With Heidi Cox over 71,453 shares of stock;
                 (J) With Deborah J. Hall and Martha W. Cox over 27,130 shares of stock;
                 (K) With Deborah J. Hall and William C. Cox, Jr. over 207,440 shares;
                 (L) With Martha C. Farrell and Thomas V. Farrell, Jr. over 72,037 shares;
                 (M)   With George T. Shaw over 83,177 shares;
                 (N) With State Street Bank and Trust Company and Michael B. Elefante over 1,302,212 shares; and
                 (O) With Jane C. MacElree, State Street Bank and Trust Company and Michael B. Elefante over 1,440,250 shares.

            (2)  (A)   (i)   Ann C. Bartram;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) housewife;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceedings; and
                       (vi)  United States.

                 (B)   (i)   Steven Bartram;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) staff member of urban environmental organization;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceedings; and
                       (vi)  United States.

                 (C)   (i)   Elizabeth Steele;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) real estate developer;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.


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                 (D)   (i)   Rhoderick B. MacLeod;
                       (ii) MacLeod & McGuinness, P.A., 1800 Second Street, Suite 750, Sarasota, FL 34236;
                       (iii) attorney;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (E)   (i)   Martha S. Robes;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) former director (now retired), Dow Jones &
                             Company, Inc., World Financial Center, 200 Liberty
                             Street, New York, New York 10007;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (F)   (i)   William C. Cox, Jr.;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) retired;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (G)   (i)   Heidi Cox;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) volunteer;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (H)   (i)   Jean B. Stevenson;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) decorator;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (I)   (i)   Bayne Stevenson;
                       (ii)  c/o Bayson Company, P.O. Box 929, 37 South Main
                             Street, Hanover, NH 03755;


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                       (iii) real estate developer, Bayson Company, P.O. Box
                             929, 37 South Main Street, Hanover, NH 03755;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (J)   (i)   Martha W. Cox;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) none;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (K)   (i)   Martha C. Farrell;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) housewife;
                       (iv)  no such conviction;
                       (v)   not a party to such proceeding; and
                       (vi)  United States.

                 (L)   (i)   Thomas V. Farrell, Jr.
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) model;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (M)   (i)   State Street Bank and Trust Company;
                       (ii)  225 Franklin Street, Boston, MA 02109;
                       (iii) Principal business is banking and trust
                             management;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  Organized under the laws of the Commonwealth of
                             Massachusetts.

                 (N)   (i)   Jane C. MacElree;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;


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                       (iii) none;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (O)   (i)   Christopher Bancroft;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) director, Dow Jones & Company, Inc.;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (P)   (i)   Jessie B. Hill;
                       (ii)  c/o Hemenway & Barnes, 60 State Street, Boston, MA
                             02109;
                       (iii) none;
                       (vi)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

                 (Q)   (i)   Lawrence T. Perera; Esq., Kurt F. Somerville, Esq.,
                             George T. Shaw Esq., Timothy F. Fidgeon Esq.,
                             Michael J. Puzo Esq., Deborah J. Hall Esq. and
                             Michael B. Elefante, Esq.;
                       (ii)  Hemenway & Barnes, 60 State


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                             Street, Boston, MA  02109-1899;
                       (iii) attorney and professional fiduciary;
                       (iv)  no such conviction;
                       (v)   not a party to any such proceeding; and
                       (vi)  United States.

        c.  None.

        d. The governing instruments of the several trusts direct the trustees as to the payment of income and/or principal to and among certain designated beneficiaries. No beneficiary has a right to receive dividends from or proceeds from the sale of securities except as provided in the applicable governing instrument.

        e.  Not applicable.

Item 6. Contracts, Arrangements, etc.

        There are no such contracts, arrangements, understandings or relationships, except for the legal responsibilities of the undersigned and his co-trustees to act together in carrying out the terms of the applicable governing instruments.

Item 7. Materials to be Filed as Exhibits.

        There are no relevant materials to be filed herewith.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       /s/ Roy A. Hammer
                                                       -------------------------
                                                       Roy A. Hammer

Dated: January 4, 2002


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